20008493

SEC
Mail Processing
Section
FEB 27 2020
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Black Creek Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 17th Floor
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Stroker 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1225 17th St. Ste 800	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Stroker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Black Creek Capital Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KARA MEAIRS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144039539
MY COMMISSION EXPIRES NOVEMBER 14, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Financial Statements and Supplementary Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Table of Contents

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

To the Member and Management
Black Creek Capital Markets LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Black Creek Capital Markets LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

KPMG

We have served as the Company's auditor since 2003.

Denver, Colorado
February 25, 2020

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Financial Condition

As of December 31, 2019

Assets

Cash	$	6,195,209
Accounts receivable – from affiliates		758,283
Other assets		609,883
Total assets	$	7,563,375

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accruals	$	794,880
Accrued commissions and bonuses		3,195,640
Other liabilities		261,907
Total liabilities		4,252,427
Member's equity		3,310,948
Total liabilities and member's equity	$	7,563,375

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Operations

Year ended December 31, 2019

Revenue:		
Dealer manager and distribution fees, net	$	4,104,271
Marketing fees		7,215,718
Other income		3,892
Total revenue		11,323,881
Expenses:		
Employee commissions		5,059,607
Compensation related		11,761,896
Office and overhead		2,114,032
Marketing and travel		4,620,744
General and administrative		821,664
Total expenses		24,377,943
Net loss	$	(13,054,062)

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Changes in Member's Equity

Year ended December 31, 2019

Member's equity, beginning of year	$	1,815,010
Net loss		(13,054,062)
Capital contributions from Member		14,550,000
Member's equity, end of year	$	3,310,948

See accompanying notes to financial statements.

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(13,054,062)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable – from affiliates		256,892
Increase in other assets		(110,107)
Decrease in accounts payable and other accruals		(131,948)
Increase in accrued commissions and bonuses		839,692
Decrease in other liabilities		(13,507)
Net cash used in operating activities		(12,213,040)
Cash flows from financing activities:		
Capital contributions from Member		14,550,000
Net cash provided by financing activities		14,550,000
Net increase in cash		2,336,960
Cash, beginning of year		3,858,249
Cash, end of year	$	6,195,209

See accompanying notes to financial statements.

(1) Organization

Black Creek Capital Markets LLC (the Company) is a wholly owned subsidiary of Black Creek Capital Markets Group LLLP (BCCMG or Member). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2019, the Company conducted business primarily as a broker-dealer to offer shares of Black Creek Diversified Property Fund Inc. (DPF), Black Creek Industrial IV Inc. (BCIIV), and Black Creek Exchange (BCX), of which all are related parties.

DPF's public offering of up to $3.0 billion in shares of common stock commenced on July 12, 2012. DPF commenced a follow-on offering of up to $1.0 billion in shares of common stock on September 16, 2015, immediately following the end of the initial offering. The offering was subsequently amended (Note 3) effective September 1, 2017. IPT's public offering of up to $2.0 billion in shares of common stock commenced on July 24, 2013, and terminated June 30, 2017. BCIIV's public offering of up to $2.0 billion in shares of common stock commenced on July 3, 2017. BCIIV commenced a follow-on offering immediately following the end of the initial offering on September 5, 2019. BCX's Private Placement for Interests of an indirect ownership of up to $500 million commenced in March 2016.

The Company incurred a net loss in 2019 and has incurred net losses in each year since 2010. However, management acknowledges that the Company is an integral part of the overall BCCMG complex, and despite the recurring net losses in each of the last ten years, the partners of BCCMG have funded and intend to fund the Company through capital contributions that allow the Company to meet its obligations. The Company has obtained a commitment letter from BCCMG, which indicates that it will continue to provide equity funding for the Company's operations through at least February 25, 2021, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) *Cash*

The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in non-federally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) *Income Taxes*

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to BCCMG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2019, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2016.

(e) *Revenue Recognition*

The Company believes that its performance obligation is the sale of securities to investors. The Company earns dealer manager fees for managing the offerings of DPF's and BCIIV's, common shares, and BCX's private placements. Revenue from commissions, dealer manager fees, and distribution fees are reported net of amounts re-allowed to participating broker-dealers as the Company acts as an agent in the transaction. Marketing fees, which are reported gross as the Company acts as a principal in the transaction, are recognized as revenue when the fees are earned and become due and receivable.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees of up to 1% paid by the funds up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Given that the performance

obligation is fulfilled on the trade date, any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Distribution fees are recorded net of amounts re-allowed to participating broker-dealers.

(3) Dealer Manager Fees, Marketing Fees, and Commissions

DPF

The Company has a Dealer Manager Agreement with DPF, to sell shares of the common stock of DPF. Under this agreement, the Company receives sales commissions, dealer manager fees, distribution fees and reimbursement of direct expenses.

Effective September 1, 2017, DPF pays the Company a sales commission and dealer manager fee of up to 3.5% of the NAV per Class T share and a sales commission of up to 3% of the NAV per Class S share. During the year, the Company received sales commissions of $1,792,055 and dealer manager fees of $301,728 of which $1,792,055 of sales commissions and $303,137 of dealer manager fees were re-allowed to participating broker-dealers.

The Company also earns a distribution fee, part of which may be re-allowed to participating broker dealers. The distribution fee accrues daily in an amount equal 0.85% per annum of the aggregate NAV for each of the Class T shares. The Company earns a distribution fee of 0.85% per annum of the aggregate NAV of the outstanding Class S shares and 0.25% per annum of the aggregate NAV of the outstanding Class D shares. During the year, the Company earned distribution fees of $1,391,167, and re-allowed $1,397,917 of these fees to participating broker-dealers. These were presented as Dealer manager fees, net in the accompanying Statement of Operations. At December 31, 2019, the Company had a receivable balance of $146,711 and payable balance of $148,311 related to the distribution fees. The balances are included in Accounts receivable – from affiliates and Accounts payable and other accruals, respectively, in the accompanying Statement of Financial Condition.

The Company is reimbursed for direct expenses related to its marketing efforts of shares in DPF. The Company recognized $5,243,877 of reimbursements for payroll related expenses from Black Creek Diversified Property Advisors LLC (BCDPA), the advisor to DPF, and $397,329 of reimbursements for direct expenses from DPF, which is included in Marketing fees in the accompanying Statement of Operations. At December 31, 2019, the Company had a payable to DPF in the amount of $14,512,

which is included in Accounts payable and other accruals in the accompanying Statement of Financial Condition.

IPT

The Company had a Dealer Manager Agreement with IPT, to sell shares of the common stock of IPT. Under this agreement, the Company earned sales commission, dealer manager fee, distribution fee, and organization and offering reimbursement fee and reimbursement of direct expenses. The IPT primary offering was terminated in June 2017.

During the year, the Company earned a distribution fee, part of which may be re-allowed to participating broker dealers. The distribution fee accrues daily in an amount equal to 1.0% per annum of the current gross offering price per share for each of the Class T shares. In 2019, the Company earned distribution fees of $8,225,721, and re-allowed $7,336,331 of these fees to participating broker-dealers. At December 31, 2019, the Company had no receivable or payable balance related to the dealer manager and distribution fees.

BCIIV

The Company has a Dealer Manager Agreement with BCIIV to sell shares of the common stock of BCIIV. Under this agreement, the Company receives sales commissions, dealer manager fees, distribution fees, and reimbursement of direct expenses.

BCIIV paid the Company a sales commission and dealer manager fee of up to 4.5% of the gross offering proceeds raised from the sale of Class T shares in its primary offering. During the year, the Company earned sales commission of $6,395,326, all of which was re-allowed to participating broker-dealers, and dealer manager fees of $5,305,040, of which $4,782,757 in dealer manager fees were re-allowed to participating broker-dealers.

The Company also earns a distribution fee for selling shares in the offering and for on-going stockholder services, part of which may be re-allowed to participating broker dealers. The distribution fee accrues daily in an amount equal to 1.0% per annum of the current gross offering price per share for each of the Class T shares. During the year, the Company earned distribution fees of $3,534,752, of which $3,502,672 was re-allowed to participating broker-dealers. At December 31, 2019, the Company had a receivable of $389,153 and a payable of $396,380 related to distribution fees. The balances are included in Accounts receivable – from affiliates and Accounts payable and other accruals, respectively, in the accompanying Statement of Financial Condition.

BCX

The Company has a Dealer Manager Agreement with BCX, to sell Private Placements for Interests of indirect ownership of BCX. Under this agreement, the Company receives sales commission, a dealer manager fee and reimbursement of direct expenses.

BCX paid the Company a sales commission of up to 5.0% of gross equity proceeds raised through the Private Placements. During the year, the Company earned sales commissions of $2,668,198, all of which was re-allowed to participating broker-dealers.

The Company earns a dealer manager fee for managing and coordinating the sale, working with participating broker dealers and providing sales and marketing assistance. BCX will pay the Company a dealer manager fee and facilitation fee of up to 3.0% of gross equity proceeds raised. During the year, the Company earned dealer manager fees of $2,950,435, of which $336,013 in dealer manager fees were re-allowed to participating broker-dealers.

The Company is reimbursed for direct expenses related to its marketing efforts. The Company recognized $1,574,512 of reimbursements for direct expenses from BCX, which is included in Marketing fees in the accompanying Statement of Operations. At the end of the year, the Company had a payable to BCX in the amount of $43,891, which is included in Accounts payable and other accruals in the accompanying Statement of Financial Condition.

(4) Regulatory Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2019, the Company had regulatory net capital of $2,626,000, which was $2,342,505 in excess of its minimum net capital requirement of $283,495. At December 31, 2019, the aggregate indebtedness to net capital ratio was 1.62 to 1.

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(5) Related-Party Transactions

The Company has a relationship with Overhead Services, Inc. (OSI), a related party, which requires the Company to pay allocated expenses from OSI, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the Company based on the Company's associated number of full-time equivalent employees. The Company incurred $1,579,965 of these related-party expenses for the year ended December 31, 2019, which are included in Office and overhead expense in the accompanying Statement of Operations. At the end of the year, the Company had an intercompany payable to OSI in the amount of $32,438, which is included in Accounts payable and other accruals in the accompanying Statement of Financial Condition. In addition, OSI will pay direct expenses on behalf of the Company, and subsequently seek reimbursement. During the year ended December 31, 2019, OSI paid direct expenses of $167,257 on behalf of the Company. The Company has a deposit with OSI in the amount of $165,000, which is included in Other assets in the accompanying Statement of Financial Condition.

Additionally, as discussed in Note 3, all revenue earned by the Company is from related parties.

(6) Subsequent Events

The Company has evaluated subsequent events through February 25, 2020, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustment.

Schedule I

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019

Net capital:		
Member's equity	$	3,310,948
Less nonallowable assets:		
Accounts receivable – from affiliates, net of allowable portion		75,065
Other assets		609,883
Total non-allowable assets		684,948
Net capital		2,626,000
Minimum required net capital (greater of $5,000 or 6⅔% of aggregate indebtedness of $4,252,427)		283,495
Capital in excess of minimum requirements	$	2,342,505
Aggregate indebtedness	$	4,252,427

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2019, as filed on January 27, 2020, does not differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm.

Schedule II

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Schedule III

BLACK CREEK CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To The Member and Management
Black Creek Capital Markets LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Black Creek Capital Markets LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted a difference of $1;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 25, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65199 FINRA DEC
BLACK CREEK CAPITAL MARKETS LLC
518 17TH ST 17TH FL
DENVER, CO 80202-4130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN BAUERLE 303-953-3898

2. A.	General Assessment (item 2e from page 2)	$10,589
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2019 Date Paid	(4,102)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	6,487
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$6,487

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $6,487

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLACK CREEK CAPITAL MARKETS LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 14 day of FEBRUARY, 20 20.

SVP, CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$11,323,881
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(4,264,629)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	(4,264,629)
2d. SIPC Net Operating Revenues	$7,059,252
2e. General Assessment @ .0015	$10,589
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

KPMG

KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

To The Member and Management
Black Creek Capital Markets LLC:

We have reviewed management's statements, included in the accompanying Black Creek Capital Markets LLC Exemption Report (the Exemption Report), in which (1) Black Creek Capital Markets LLC (the Company) identified the following provisions of 17 C.F.R. §240. 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Denver, Colorado
February 25, 2020

BLACK CREEK CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Black Creek Capital Markets Group LLLP)
Black Creek Capital Markets LLC Exemption Report

December 31, 2019

Black Creek Capital Markets LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240 15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i). The Company met the exemption provision throughout the most recent fiscal year January 1, 2019 to December 31, 2019 without exception.

Black Creek Capital Markets LLC

By: [signature]
Steven Stroker, CEO

February 25, 2020